Number 82-4458 (12g3-2(b))



IRKUTSK JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)
3, Sukhe-Batora str., Irkutsk, Russia, 664025
Phone: (3952) 790-300, fax: (3952) 790-899
E-mail: idkan@irkutskenergo.ru
http:// www.irkutskenergo.ru

03.05.2005 № 097/5388
На № ________ от ________

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail top 3-9
Washington. D.C. 20549
U.S.A.

RECEIVED

SUPPL

Re: Exemption No.: 82-4458
(12g3-2(b))

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to the Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the full 2004 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

Sincerely,

General director V.V. Kolmogorov

05008195

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Putintsev V.
(3952) 790-586

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the full 2004 year (in thousands of Rubles)

Balance Sheet, for the full 2004 year
(in thousands of Rubles)

ASSETS	January, 1 2004	December, 31 2004
Intangible Assets	0	0
Property, Plants & Equipment	42 674 509	42 187 519
Capital investments in progress	1 373 190	1 302 705
Long-Term Investments	415 334	1 495 567
Inventories	1 398 962	1 547 814
Value-added tax	490 173	522 687
Accounts Receivable	4 828 085	3 844 207
Short-Term Investments	245 015	353 561
Cash	190 925	1 016 923
TOTAL ASSETS	51 616 193	52 270 983
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 570 822	40 321 921
Reserve funds	1 191 702	1 191 702
Retained Earnings	1 246 480	1 973 127
Long-Term Debt	135 988	92 091
Short-Term Debt	983 025	847 700
Accounts Payable	2 688 798	3 048 232
Backlog to the participants for profit discharging	5 149	4 102
Future terms incomes	27 421	25 300
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	51 616 193	52 270 983

Acting general director of JSC «Irkutskenergo» ______ Sergey V. Emdin

Acting chief accountant of JSC «Irkutskenergo» ______ Tatjana N. Kuznetsova

ОАО "Иркутскэнерго"

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the full 2004 year
(in thousands of Rubles)

INDEX	the full 2004 year in thousands of Rubles
1. Income before taxes	1 485 563
2. Profit utilization:	
Profit tax	559 235

Acting general director of JSC «Irkutskenergo» ____________ Sergey V. Emdin

Acting chief accountant of JSC «Irkutskenergo» ____________ Tatiana N. Kuznetsova



ОАО
"Иркутскэнерго"
г. Иркутск